Exhibit 99.1

Aphria Inc. Announces Election of Board of Directors and Executive Appointments and Promotions

All seven director nominees elected
Executive changes support Company's growth

LEAMINGTON, ON, Nov. 15, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that all seven of the nominees listed in the Company's management information circular dated October 4, 2019 were elected as directors of the Company at the Company's Annual Meeting of Shareholders held in Toronto, Ontario on November 14, 2019.

The following table provides detailed results of matters which were considered and voted upon:

Matters Voted Upon at the Meeting	Votes in Favour	%	Votes Withheld	%
1. Election of Directors
Irwin D. Simon	27,054,172	95.54	1,263,861	4.46
John M. Herhalt	27,268,609	96.29	1,049,424	3.71
Jodi Butts	27,149,031	95.87	1,169,002	4.13
David Hopkinson	27,238,224	96.19	1,079,809	3.81
Tom Looney	24,774,168	87.49	3,543,865	12.51
Renah Persofsky	27,030,187	95.45	1,287,845	4.55
Walter Robb	27,262,772	96.27	1,055,260	3.73
2. Re-appointment of Auditors –PricewaterhouseCoopers LLP	87,958,602	97.31	2,427,180	2.69

In addition to the re-election of Mr. Simon, Mr. Herhalt, Mr. Robb, Ms. Persofsky, Mr. Looney, and Mr. Hopkinson, shareholders elected the following new director:

Jodi Butts

Ms. Butts is a lawyer, entrepreneur, and a seasoned executive with a strong track record in driving positive change and growth within leading organizations. Previously, Ms. Butts served as Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital. Currently, Ms. Butts serves as an independent member of the Board of Directors of Canada Goose Inc.; a member of the Board of Directors of Dot Health; a member of the Board of Governors and Audit Committee of the University of Windsor; and a member of the Walrus Foundation Board of Directors and Risk Management Committee. She also holds several Board Advisory roles including with Bayshore Home Healthcare and the World Health Innovation Network at the University of Windsor.

Executive Appointments and Promotions

The Company also announced several appointments and promotions to the Company's executive leadership team subject to the issuance of their security clearances by Health Canada:

Denise Faltischek joins as Chief Strategy Officer (CSO) with extensive consumer-packaged goods experience and expertise leading over 50 acquisitions. As CSO, Ms. Faltischek will work with Mr. Simon on the Company's global strategy as the Company scales its operations internationally and explores opportunities in the United States. Ms. Faltischek will also oversee Aphria's medical and international business segments, as well as quality function.

Tamara Macgregor, previously Vice President, Communications and Public Affairs, is promoted to Chief Corporate Affairs Officer. Ms. Macgregor will lead an integrated corporate affairs team responsible for the Company's global corporate communications, brand PR, public affairs, and corporate social responsibility and sustainability efforts.

Megan McCrae, previously Vice President of Marketing, is promoted to Chief Marketing Officer. In this role, Ms. McCrae will lead global marketing efforts, including brand, portfolio, innovation and marketing strategy across the medical, recreational, and wellness lines of business.

Bernie Yeung joins as Vice President, Sales and Channel Strategy. Mr. Yeung's expertise in the cannabis, consumer packaged goods and alcohol industries will help further Aphria's growth as it continues to grow its competitive position in both the adult-use and medical markets. Responsible for managing all recreational, retail and medical sales, Mr. Yeung will drive new and existing product distribution coast to coast.

"We are excited to welcome Bernie and Denise to the Aphria team and very pleased to announce the well-deserved promotions of Tamara and Megan," said Irwin D. Simon. "We have assembled a strong team of leaders, including our existing executives who made significant contributions to help transform Aphria into a leading global cannabis company, combined with new key hires, that together will provide a robust depth of experience in the key areas of operations, strategy, sales and marketing, IT and human resources to support our long-term growth opportunities domestically and internationally."

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, the expected success of our leadership team. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 08:04e 15-NOV-19